Form 51-102F3

Material Change Report

1.	Name and Address of Company

Atna Resources Ltd.
14142 Denver West Parkway, Suite 250
Golden, Colorado 80401

2.	Date of Material Change

February 6, 2012

3.	News Release

A news release was issued on February 6, 2012 through PR Newswire announcing the increase in gold resource at the Pinson Mine. A copy of the news release is attached hereto as Schedule A.

4.	Summary of Material Change

	Resource Summary (imperial)			Resource Summary (metric)
Underground	Tons (x 1,000)	oz/ton Au	Contained Ounces Gold	Tonnes (x 1,000)	g/t Au
Measured	1,619.1	0.355	575,000	1,468.8	12.18
Indicated	1,300.7	0.383	498,000	1,180.0	13.13
M & I-Total	2,919.8	0.368	1,073,000	2,648.8	12.60
Inferred	2,236.2	0.378	845,900	2,028.6	12.97

Open Pit	Resource Summary (imperial)			Resource Summary (metric)
Measured	21,158.9	0.035	732,000	19,195.0	1.19
Indicated	4,307.4	0.058	249,600	3,907.6	1.04
M & I-Total	25,466.3	0.039	981,700	23,102.6	1.32
Inferred	824.4	0.034	28,300	747.9	1.18

Imperial cut-off = 0.20 oz/ton Au Underground & 0.01 oz/ton Au Open Pit

Metric cut-off = 6.34 g/tonne Au Underground, 0.34 g/tonne Au Open Pit

Rounding may cause columns to not add or multiply precisely

5.	Full Description of Material Change

Combined measured and indicated resources estimates for the high grade underground zones were largely unchanged from prior estimates released by Atna in 2007, although inferred resources were reduced. This was due to factors that included the use of more conservative interpolation parameters based on a larger data set, the inclusion of additional data which changed geologic interpretations in local areas, and interaction with open-pit resource estimation.

To estimate the mineral resource; geologic, structural and mineral domains were constructed using available geologic data. This information was modeled using geostatistical methods to estimate gold grades and develop a three-dimensional block model. Structure and stratigraphy of the Pinson area was defined by combining subsurface data with surface geology to create three dimensional structural and stratigraphic models. Each of the CX Fault, CX-West Fault, Range Front Fault, Adams Peak Shear Zone, Otto Stope, Linehole North Fault, SOS Fault, SOS Dike, SOS Cross Fault and two CX Fault Splays, and the South and Mag pit areas were individually modeled. The Block model was divided into five statistically related zones to accommodate statistical search parameters appropriate for individual mineral styles. These were reported as the Mag and South pit zones, the Ogee/CX-West, Range Front and CX zones.

In order to define open-pit versus underground resources, the Mag and South pit resource zones were defined utilizing a pit optimizing tool, pit slopes of 45 degrees and costs based on Briggs Mine actual costs that assume heap leach gold recovery. Gold recovery was guided by previous heap leach operating experience at Pinson, where gold recovery was defined by the ratio of cyanide soluble gold assay to total gold assay.
Pinson is presently permitted for underground mining under a small miner’s permit. Applications will be made in the near future to administratively amend this permit to allow full scale underground operations. High-grade ore mined at Pinson will be transported to nearby third party plants for processing. Additional permitting, which may require the completion of an environmental impact study, will be required to support open pit mining and heap leach recovery operations at Pinson. Pinson historically produced almost one million ounces of gold through open pit mining and heap leach and oxide mill recovery.

The resource estimate was prepared for Atna by Gustavson Associates, LLC of Colorado, a leading global mining consulting firm consisting of geologists and engineers, under the supervision of Donald E. Hulse, P.E. a Qualified Person as defined in NI 43-101.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Registered Member of the Society for Mining, Metallurgy, and Exploration, a Licensed Geologist and Qualified Person, as defined in NI 43-101, who has verified the authenticity and validity of the technical information contained within this news release.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts otherwise required to be disclosed in this report have been omitted.

8.	Executive Officer

The following executive officer of Atna is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect to the change:
James Hesketh
President and Chief Executive Officer
Phone (303) 278-8464 (Ext.105)

9.	Date of Report

February 6, 2012

Underground Mineral Resources (Imperial)

Cutoff	Measured			Indicated			Measured + Indicated			Inferred
Gold	Tons	Gold	Ounces	Tons	Gold	Ounces	Tons	Gold	Ounces	Tons	Gold	Ounces
opt		opt	Au		opt	Au		opt	Au		opt	Au
0.100	3,037,200	0.257	781,700	2,516,000	0.266	668,400	5,553,300	0.261	1,450,100	4,204,900	0.269	1,129,500
0.150	2,244,000	0.304	683,100	1,719,700	0.332	570,900	3,963,700	0.316	1,254,000	3,013,500	0.326	982,800
0.200	1,619,100	0.355	575,000	1,300,700	0.383	498,000	2,919,800	0.368	1,073,000	2,236,200	0.378	845,900
0.250	1,171,900	0.405	474,900	934,300	0.444	415,000	2,106,200	0.423	889,900	1,722,800	0.424	730,600
0.300	828,700	0.459	380,700	606,600	0.534	324,000	1,435,300	0.491	704,700	1,253,500	0.480	601,200
0.500	206,100	0.715	147,300	291,500	0.701	204,200	497,600	0.706	351,600	481,600	0.617	297,100

Underground Mineral Resources (Metric)

Cutoff	Measured			Indicated			Measured + Indicated			Inferred
Gold	Tonnes	Gold	Ounces	Tonnes	Gold	Ounces	Tonnes	Gold	Ounces	Tonnes	Gold	Ounces
g/t		g/t	Au		g/t	Au		g/t	Au		g/t	Au
3.43	2,755,300	8.82	781,700	2,282,500	9.11	668,400	5,037,800	8.95	1,450,100	3,814,600	9.21	1,129,500
5.14	2,035,700	10.44	683,100	1,560,100	11.38	570,900	3,595,800	10.85	1,254,000	2,733,800	11.18	982,800
6.86	1,468,800	12.18	575,000	1,180,000	13.13	498,000	2,648,800	12.60	1,073,000	2,028,600	12.97	845,900
8.57	1,063,100	13.89	474,900	847,500	15.23	415,000	1,910,700	14.49	889,900	1,562,900	14.54	730,600
10.29	751,800	15.75	380,700	550,300	18.31	324,000	1,302,100	16.83	704,700	1,137,100	16.44	601,200
17.14	187,000	24.51	147,300	264,500	24.02	204,200	451,400	24.22	351,600	436,900	21.15	297,100

Underground Mineral Resource by Area, 0.20 oz/ton Au cut-off (Imperial)

	Measured			Indicated			Measured + Indicated				Inferred
Zone	Tons	Gold	Contained	Tons	Gold	Contained	Tons	Gold	Contained	Tons	Gold	Contained
		opt	ounces Au		opt	ounces Au		opt	ounces Au		opt	ounces Au
Ogee/CX-West	398,000	0.405	161,100	385,700	0.402	155,200	783,700	0.404	316,300	433,700	0.324	140,400
Range Front	459,700	0.325	149,300	363,500	0.345	125,400	823,100	0.334	274,700	447,200	0.319	142,800
Adams Peak	415,100	0.341	141,600	129,200	0.287	37,100	544,300	0.328	178,700	79,100	0.292	23,100
Otto Stope	29,700	0.523	15,500	122,800	0.400	49,100	152,400	0.424	64,600	290,500	0.361	105,000
Linehole North	2,200	0.245	500	121,200	0.633	76,700	123,400	0.626	77,200	760,400	0.489	372,000
CX Fault & splays	314,400	0.340	107,000	178,500	0.306	54,600	492,900	0.328	161,600	225,400	0.278	62,600
Summary	1,619,100	0.355	575,000	1,300,700	0.383	498,000	2,919,800	0.368	1,073,000	2,236,200	0.378	845,900

Underground Mineral Resource by Area, 6.86 g/t Au cut-off (Metric)

	Measured			Indicated			Measured + Indicated			Inferred
Zone	Tonnes	Gold	Contained	Tonnes	Gold	Contained	Tonnes	Gold	Contained	Tonnes	Gold	Contained
		g/t	ounces Au		g/t	ounces Au		g/t	ounces Au		g/t	ounces Au
Ogee/CX-West	361,100	13.88	161,100	349,900	13.79	155,200	711,000	13.84	316,300	393,400	11.10	140,400
Range Front	417,000	11.13	149,300	329,700	11.83	125,400	746,700	11.44	274,700	405,700	10.95	142,800
Adams Peak	376,600	11.69	141,600	117,200	9.84	37,100	493,800	11.25	178,700	71,700	10.02	23,100
Otto Stope	26,900	17.93	15,500	111,400	13.72	49,100	138,300	14.54	64,600	263,500	12.39	105,000
Linehole North	2,000	8.40	500	109,900	21.70	76,700	111,900	21.46	77,200	689,800	16.77	372,000
CX Fault & splays	285,200	11.67	107,000	161,900	10.48	54,600	447,200	11.24	161,600	204,500	9.52	62,600
Summary	1,468,800	12.18	575,000	1,180,000	13.13	498,000	2,648,800	12.60	1,073,000	2,028,600	12.97	845,900

Open Pit Mineral Resources (Imperial)

Cutoff		Measured			Indicated			Measured + Indicated			Inferred
Gold	Tons	Gold	Contained	Tons	Gold	Contained	Tons	Gold	Contained	Tons	Gold	Contained
opt		opt	ounces Au		opt	ounces Au		opt	ounces Au		opt	ounces Au
0.005	26,291,100	0.029	770,700	5,123,000	0.050	255,600	31,414,100	0.033	1,026,300	1,035,200	0.029	29,900
0.010	21,158,900	0.035	732,000	4,307,400	0.058	249,600	25,466,300	0.039	981,700	824,400	0.034	28,300
0.015	16,999,400	0.040	681,000	3,652,700	0.066	241,500	20,652,100	0.045	922,600	659,000	0.040	26,200
0.020	13,988,700	0.045	628,500	3,198,500	0.073	233,800	17,187,300	0.050	862,200	531,600	0.045	24,100
0.025	11,474,200	0.050	572,200	2,837,000	0.080	225,700	14,311,200	0.056	797,900	426,800	0.051	21,700
0.030	9,338,900	0.055	513,500	2,495,100	0.087	216,200	11,834,000	0.062	729,700	356,800	0.055	19,800

Open Pit Mineral Resources (Metric)

Cutoff	Measured			Indicated			Measured + Indicated			Inferred
Gold	Tonnes	Gold	Contained	Tonnes	Gold	Contained	Tonnes	Gold	Contained	Tonnes	Gold	Contained
g/t		g/t	ounces Au		g/t	ounces Au		g/t	ounces Au		g/t	ounces Au
0.17	23,850,900	1.01	770,700	4,647,500	1.71	255,600	28,498,400	1.12	1,026,300	939,100	0.99	29,900
0.34	19,195,000	1.19	732,000	3,907,600	1.99	249,600	23,102,600	1.32	981,700	747,900	1.18	28,300
0.51	15,421,600	1.37	681,000	3,313,700	2.27	241,500	18,735,300	1.53	922,600	597,800	1.37	26,200
0.69	12,690,300	1.54	628,500	2,901,700	2.51	233,800	15,592,000	1.72	862,200	482,200	1.55	24,100
0.86	10,409,200	1.71	572,200	2,573,600	2.73	225,700	12,982,900	1.91	797,900	387,200	1.74	21,700
1.03	8,472,100	1.89	513,500	2,263,500	2.97	216,200	10,735,600	2.11	729,700	323,700	1.90	19,800

Open Pit Mineral Resource by Area, 0.010 oz/ton Au cut-off (Imperial)

	Measured			Indicated			Measured + Indicated			Inferred
Zone	Tons	Gold	Contained	Tons	Gold	Contained	Tons	Gold	Contained	Tons	Gold	Contained
		opt	ounces Au		opt	ounces Au		opt	ounces Au		opt	ounces Au
Mag Pit	20,631,000	0.034	711,100	2,703,800	0.074	200,900	23,334,800	0.039	912,000	533,000	0.038	20,300
South Zone	527,900	0.040	21,000	1,603,600	0.030	48,800	2,131,500	0.033	69,700	291,400	0.028	8,000
Summary	21,158,900	0.035	732,000	4,307,400	0.058	249,600	25,466,300	0.039	981,700	824,400	0.034	28,300

Open Pit Mineral Resource by Area, 0.34 g/t Au cut-off (Metric)

	Measured			Indicated			Measured + Indicated			Inferred
Zone	Tonnes	Gold	Contained	Tonnes	Gold	Contained	Tonnes	Gold	Contained	Tonnes	Gold	Contained
		g/t	ounces Au		g/t	ounces Au		g/t	ounces Au		g/t	ounces Au
Mag Pit	18,716,100	1.18	711,100	2,452,900	2.55	200,900	21,169,000	1.34	912,000	483,500	1.31	20,300
South Zone	478,900	1.36	21,000	1,454,800	1.04	48,800	1,933,600	1.12	69,700	264,400	0.94	8,000
Summary	19,195,000	1.19	732,000	3,907,600	1.99	249,600	23,102,600	1.32	981,700	747,900	1.18	28,300